SECURITIES AND EXCHANGE COMMISSION

                        Washington, D.C.  20549


                               FORM 11-K


(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
                      ACT OF 1934 [FEE REQUIRED]


              For the Fiscal Year Ended December 31, 1996

                                  OR

   [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                EXCHANGE ACT OF 1934 [NO FEE REQUIRED]



                    Commission File Number 2-62223



         SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES
                       (Full title of the plan)




                          ENTERGY CORPORATION
                              639 Loyola
                     New Orleans, Louisiana  70113
          (Issuer and address of principal executive office)

         SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES

                           Table of Contents


                                                                Page
                                                               Number
                                                               Herein

(a)Financial Statements:

   Report of Independent Accountants                             3

   Statement of Net Assets Available for Benefits
     with Fund Information as of December 31, 1996               4

   Statement of Net Assets Available for Benefits
     with Fund Information as of December 31, 1995               5

   Statement of Changes in Net Assets Available for
     Benefits with Fund Information-For the Year
     Ended December 31, 1996                                     6

   Notes to Financial Statements                                 7

(b)Supplemental Schedules:

   Item 27a - Schedule of Assets Held for Investment
     Purposes - as of December 31, 1996                         15

   Item 27d - Schedule of Reportable Transactions -
     for the Year Ended December 31, 1996                       31

   Signature                                                    32

(c)Exhibit:

     Consent of Coopers & Lybrand L.L.P.                        33

                  REPORT OF INDEPENDENT ACCOUNTANTS

To the Trustee and Participants of the Savings Plan of Entergy Corporation and Subsidiaries:

We have audited the accompanying statements of net assets available for benefits of the Savings Plan of Entergy Corporation and Subsidiaries (the Plan) as of December 31, 1996 and 1995, and the related statement of changes in net assets available for benefits for the year ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for benefits for the year ended December 31, 1996 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the table of contents on page 2 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of net assets available for benefits and statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

COOPERS & LYBRAND L.L.P.

New Orleans, Louisiana
June 20, 1997

            SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                            As of December 31, 1996


                                                      PARTICIPANT DIRECTED FUND INFORMATION
                                                        Entergy       Stable                     Stock
                                                      Corporation     Income     Balanced       Income
                                             Total     Stock Fund       Fund        Fund          Fund
Assets:
  Investments:
    Cash and temporary cash investments  $243,544,633     $65,574 $114,315,718   $6,189,331  $34,803,961
    Equity securities:
      Entergy Corporation common
         stock - 10,208,842 shares        282,019,260  59,529,486       -            -            -
      Other equity securities             118,417,941      -            -        13,497,737   55,510,975
    Fixed income securities:
      U.S. Treasury and government
        agency securities                   7,840,843      -            -         7,840,843       -
      Guaranteed investment contracts      12,311,107      -        12,311,107      -             -
      Synthetic investment contracts      119,761,246      -       119,761,246      -             -
      American Express Trust Fund          14,122,430      -        14,122,430      -             -
      Other corporate securities            3,008,155      -         1,119,499    1,888,656       -
    Loans to participants                  19,200,985      -            -            -            -
                                         ---------------------------------------------------------------
        Total investments                 820,226,600  59,595,060  261,630,000  29,416,567    90,314,936

  Contributions receivable                  3,970,290     216,882      994,285     204,629       469,483
  Other receivables                         3,327,078      43,402      464,105     330,126     1,938,003
                                         ---------------------------------------------------------------
        Total assets                      827,523,968  59,855,344  263,088,390  29,951,322    92,722,422
                                         ---------------------------------------------------------------
Liabilities:
  Other liabilities                         3,043,269         319    1,155,478         525     1,859,756
                                         ---------------------------------------------------------------

      Net Assets Available for Benefits  $824,480,699 $59,855,025 $261,932,912 $29,950,797   $90,862,666
                                         ===============================================================

See Notes to Financial Statements.


              SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                              As of December 31, 1996
                                                                                                   NON-
                                                                                               PARTICIPANT
                                                                                                 DIRECTED
                                               Stock        Stock                                Entergy
                                               Index        Growth      Acorn     Participant  Corporation
                                               Fund          Fund       Fund         Loans      Stock Fund
Assets:
  Investments:
    Cash and temporary cash investments     $11,618,474  $31,613,679 $44,576,579     $116,235     $245,082
    Equity securities:
      Entergy Corporation common
         stock - 10,208,842 shares               -            -           -            -       222,489,774
      Other equity securities                23,634,131   25,775,098      -            -            -
    Fixed income securities:
      U.S. Treasury and government
        agency securities                        -            -            -            -            -
      Guaranteed investment contracts            -            -            -            -            -
      Synthetic investment contracts             -            -            -            -            -
      American Express Trust Fund                -            -            -            -            -
      Other corporate securities                 -            -            -            -            -
    Loans to participants                        -            -            -       19,200,985        -
                                           ---------------------------------------------------------------
        Total investments                    35,252,605   57,388,777  44,576,579   19,317,220  222,734,856

  Contributions receivable                      303,400      507,064     283,474       -           991,073
  Other receivables                              57,438      155,862      68,711       -           269,431
                                           ---------------------------------------------------------------
        Total assets                         35,613,443   58,051,703  44,928,764   19,317,220  223,995,360
                                           ---------------------------------------------------------------
Liabilities:
  Other liabilities                                 314          308      -            -            26,569

                                           ---------------------------------------------------------------
      Net Assets Available for Benefits     $35,613,129  $58,051,395 $44,928,764  $19,317,220 $223,968,791
                                           ===============================================================

See Notes to Financial Statements.



                SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES
        STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                             As of December 31, 1995


                                                         PARTICIPANT DIRECTED FUND INFORMATION
                                                           Entergy        Stable                      Stock
                                                         Corporation      Income      Balanced       Income
                                              Total      Stock Fund        Fund         Fund          Fund
Assets:
  Investments:
     Cash and temporary cash investments     $6,429,766      $11,750       $784,564   $1,106,560      $712,513
    Equity securities:
      Entergy Corporation common
         stock - 10,547,333 shares          308,509,490   70,966,288        -             -             -
      Other equity securities               163,737,591       -             -          9,543,150    73,200,510
    Fixed income securities:
      U.S. Treasury and government
        agency securities                    28,362,832       -          22,391,156    5,971,676        -
      Guaranteed investment contracts        20,754,164       -          20,754,164       -             -
      Synthetic investment contracts        110,425,335       -         110,425,335       -             -
      American Express Trust Fund            13,231,811       -          13,231,811       -             -
      Other corporate securities            119,284,000       -         116,074,427    3,209,573        -
    Loans to participants                    10,725,071       -             -             -             -
                                           -------------------------------------------------------------------
        Total investments                   781,460,060   70,978,038    283,661,457   19,830,959    73,913,023

  Contributions receivable                    5,143,206      377,275      1,580,490      218,591       588,600
  Other receivables                           6,311,124       70,635      2,249,095    1,072,057       619,735
                                           -------------------------------------------------------------------
        Total assets                        792,914,390   71,425,948    287,491,042   21,121,607    75,121,358
                                           -------------------------------------------------------------------

Liabilities:
  Other liabilities                           3,948,043      824,678      1,958,016       32,884       635,496
                                           -------------------------------------------------------------------
      Net Assets Available for Benefits    $788,966,347  $70,601,270   $285,533,026  $21,088,723   $74,485,862
                                           ===================================================================
See Notes to Financial Statements.



               SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                             As of December 31, 1995
                                                                                                      NON-
                                                                                                    PARTICIPANT
                                                                                                    DIRECTED
                                                  Stock         Stock                                Entergy
                                                 Index         Growth      Acorn     Participant  Corporation
                                                   Fund          Fund       Fund         Loans      Stock Fund
Assets:
  Investments:
    Cash and temporary cash investments            $995,169   $2,220,671     $473,003      $86,200       $39,336
    Equity securities:
      Entergy Corporation common
         stock - 10,547,333 shares                  -             -           -             -        237,543,202
      Other equity securities                    17,931,737   33,460,570   29,601,624       -            -
    Fixed income securities:
      U.S. Treasury and government
        agency securities                           -             -            -            -            -
      Guaranteed investment contracts               -             -            -            -            -
      Synthetic investment contracts                -             -            -            -            -
      American Express Trust Fund                   -             -            -            -            -
      Other corporate securities                    -             -            -            -            -
    Loans to participants                           -             -            -        10,725,071       -
                                                ----------------------------------------------------------------
        Total investments                        18,926,906   35,681,241   30,074,627   10,811,271   237,582,538

  Contributions receivable                          280,009      541,784      251,875       -          1,304,582
  Other receivables                                 879,383    1,189,124       73,856       -            157,239
                                                ----------------------------------------------------------------
        Total assets                             20,086,298   37,412,149   30,400,358   10,811,271   239,044,359
                                                ----------------------------------------------------------------
Liabilities:
  Other liabilities                                   8,445      111,792       64,534       -            312,198
                                                ----------------------------------------------------------------

      Net Assets Available for Benefits         $20,077,853  $37,300,357  $30,335,824  $10,811,271  $238,732,161
                                                ================================================================
See Notes to Financial Statements.




              SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                     For the Year Ended December 31, 1996


                                                            PARTICIPANT DIRECTED FUND INFORMATION
                                                              Entergy         Stable                      Stock
                                                             Corporation       Income      Balanced       Income
                                                  Total       Stock Fund        Fund         Fund          Fund
Net Assets Available for Benefits -
      Beginning of Year                        $788,966,347   $70,601,270   $285,533,026  $21,088,723   $74,485,862

Increases:
  Investment income:
    Dividends                                    22,350,751     4,175,324        -            324,162     2,696,605
    Interest                                     21,123,550        11,014     17,990,783      859,244        67,413
    Net realized and unrealized appreciation/
       (depreciation) of investments             12,635,749    (3,846,632)    (2,156,806)   1,814,498    12,541,428
                                               --------------------------------------------------------------------
      Total investment income                    56,110,050       339,706     15,833,977    2,997,904    15,305,446
                                               --------------------------------------------------------------------
  Employee contributions                         39,969,561     3,359,767     14,545,526    3,013,971     6,158,427
  Employer contributions - net
      of forfeitures                             13,022,056       -              -             -             -
                                               --------------------------------------------------------------------
      Total increases                           109,101,667     3,699,473     30,379,503    6,011,875    21,463,873
                                               --------------------------------------------------------------------
Decreases:
  Distributions to withdrawing
      participants                               83,269,439     5,362,685     35,618,266    1,921,961     7,141,078
                                               --------------------------------------------------------------------
      Total decreases                            83,269,439     5,362,685     35,618,266    1,921,961     7,141,078
                                               --------------------------------------------------------------------
Net increase (decrease) before transfers         25,832,228    (1,663,212)    (5,238,763)   4,089,914    14,322,795

Net transfers from affiliated plans               9,682,124         5,091        112,555        8,924        -
Net transfers between the funds                     -          (9,088,124)   (18,473,906)   4,763,236     2,054,009
                                               --------------------------------------------------------------------
Net increase (decrease)                          35,514,352   (10,746,245)   (23,600,114)   8,862,074    16,376,804
                                               --------------------------------------------------------------------
Net Assets Available for Benefits -
      End of Year                              $824,480,699   $59,855,025   $261,932,912  $29,950,797   $90,862,666
                                               ====================================================================
See Notes to Financial Statements.


                SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                     For the Year Ended December 31, 1996
                                                                                                       NON-
                                                                                                    PARTICIPANT
                                                                                                   DIRECTED
                                                Stock         Stock                                  Entergy
                                                Index         Growth      Acorn      Participant   Corporation
                                                 Fund          Fund        Fund         Loans      Stock Fund

Net Assets Available for Benefits -
      Beginning of Year                       $20,077,853  $37,300,357   $30,335,824  $10,811,271  $238,732,161

Increases:
  Investment income:
    Dividends                                      18,258      353,922       279,278       -         14,503,202
    Interest                                      556,725       53,935        14,009    1,526,374        44,053
    Net realized and unrealized appreciation/
       (depreciation) of investments            4,243,997    6,827,210     6,328,871       -        (13,116,817)
                                              -----------------------------------------------------------------
      Total investment income                   4,818,980    7,235,067     6,622,158    1,526,374     1,430,438
                                              -----------------------------------------------------------------
  Employee contributions                        3,636,929    6,271,735     2,983,206       -             -
  Employer contributions - net
      of forfeitures                              -             -            -             -         13,022,056
                                              -----------------------------------------------------------------
      Total increases                           8,455,909   13,506,802     9,605,364    1,526,374    14,452,494
                                              -----------------------------------------------------------------
Decreases:
  Distributions to withdrawing
      participants                              1,650,301    3,400,368     2,550,435    1,521,765    24,102,580
                                              -----------------------------------------------------------------
      Total decreases                           1,650,301    3,400,368     2,550,435    1,521,765    24,102,580
                                              -----------------------------------------------------------------
Net increase (decrease) before transfers        6,805,608   10,106,434     7,054,929        4,609    (9,650,086)

Net transfers from affiliated plans               -             -             15,943    9,519,247        20,364
Net transfers between the funds                 8,729,668   10,644,604     7,522,068   (1,017,907)   (5,133,648)
                                              -----------------------------------------------------------------
Net increase (decrease)                        15,535,276   20,751,038    14,592,940    8,505,949   (14,763,370)
                                              -----------------------------------------------------------------
Net Assets Available for Benefits -
      End of Year                             $35,613,129  $58,051,395   $44,928,764  $19,317,220  $223,968,791
                                              =================================================================
See Notes to Financial Statements.

         SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES
                     Notes to Financial Statements


1. Summary of Significant Accounting Policies

   Basis of presentation: The accompanying financial statements have been prepared on the accrual basis of accounting and present the Statement of Net Assets Available for Benefits with Fund Information and the Statement of Changes in Net Assets Available for Benefits with Fund Information for the Savings Plan of Entergy Corporation and Subsidiaries (Plan).

   Benefits payable for terminations and withdrawals are included in net assets available for benefits and are charged to net assets when paid. This accounting method differs from that required in the Internal Revenue Service and Department of Labor Form 5500 which requires benefits payable to be accrued and charged to net assets in the period the liability arises. Net assets available for benefits as of December 31, 1996 and 1995 and the net increase in net assets available for benefits for each of the years differ from that reported in the Form 5500 as follows:

                                           Net Assets Available
                                               for Benefits
                                           1996               1995

       As reported herein             $824,480,699       $788,966,347
       Accrued benefits payable            (39,300)          (982,271)
                                      ------------       ------------
       To be reported in Form 5500    $824,441,399       $787,984,076
                                      ============       ============

                                             Net Increase in
                                    Net Assets Available for Benefits
                                          1996               1995

       As reported herein             $35,514,352       $234,248,806
       Accrued benefits payable           942,971          1,713,915
                                      -----------       ------------
       To be reported in Form 5500    $36,457,323       $235,962,721
                                      ===========       ============

   The Plan presents in the Statement of Changes in Net Assets Available for Benefits with Fund Information the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

   Interest and Dividend Income: Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

   Investments:   Cash   equivalents  are   valued   at   cost,   which
   approximates fair value. Investments in equity and fixed income securities are stated at their fair value as determined by quoted market prices on the valuation date, in compliance with the
   Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA), as amended. Purchases and sales of securities are accounted for on the trade date.

   The values of guaranteed investment contracts (GICs) are recorded at contract value, which approximates fair market value. Contract value represents amounts invested under the GICs, plus interest earned and reinvested through the valuation date at the contracted rate. The values of synthetic investment contracts (SICs) are recorded at contract value, which approximates fair market value, because participants are guaranteed a return of principal and accrued interest. SICs are similar to GICs except the assets of a SIC are placed in a trust with ownership by the Plan and a financially responsible third party issues a wrapper contract. A wrapper contract is an insurance policy that guarantees a stated rate of return on specific Plan assets placed in the trust. The fair value of the SIC assets in trust at December 31, 1996 was $117,376,034. Listed below are the GICs and SICs as of December 31, 1996:

   Guaranteed investment contracts:
                                                       Contract
                                    Interest Rate        Value
   STABLE INCOME FUND:
   Provident Life & Accident Ins.        5.53%       $ 4,058,675
   Allmerica Financial                   5.42%         4,053,035
   Continental Assurance Company         5.72%         4,199,397
                                                     -----------
      Total guaranteed investment contracts          $12,311,107
                                                     ===========

   Synthetic investment contracts:
                                                       Contract
                                    Interest Rate        Value
   STABLE INCOME FUND:
   Commonwealth Life                      6.73%      $  40,000,161
   Rabobank Nederland                     6.20%         39,776,349
   Transamerica Life                      6.60%         39,984,736
                                                     -------------
     Total synthetic investment contracts            $ 119,761,246
                                                     =============

   The carrying value of loans to participants approximates fair value.

   Expenses: All costs and expenses of administering the Plan, except expenses incurred in the direct acquisition or disposition of stock and investment manager fees, are paid first by forfeitures of the Plan and then by Entergy Corporation.

   Tax  status:   The  Internal  Revenue  Service  issued  a  favorable
   determination letter on March 26, 1997 stating that the Plan qualifies under the provisions of Section 401(a) of the Internal Revenue Code (Code) and is exempt from federal income taxes under
   Section 501(a) of the Code. Accordingly, no provisions for federal income taxes have been made in the accompanying financial statements.

   Use of estimates in the preparation of financial statements: The preparation of the Plan financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect reported amounts in the Statement of Net Assets Available for Benefits with Fund Information as of December 31, 1996 and 1995, and the reported amounts in the Statement of Changes in Net Assets Available for Benefits with Fund Information during fiscal year 1996. Adjustments to the reported amounts may be necessary in the future to the extent that future estimates or actual results are different from the estimates used in 1996 Plan financial statements.

   Concentration of credit risk: The Plan provisions include the option to invest in certificates of deposit with a small number of banks. For deposit insurance purposes, the certificates of deposit are considered to be owned by each participant and insured up to $100,000 per participant. However, the insurance coverage of $100,000 per participant will be available only if the bank issuing the certificate of deposit is eligible to accept "brokered deposits" under the FDIC Improvement Act of 1991. Currently, there are no Plan investments in such assets.

   The Plan invests in government notes and securities which include direct obligations of the United States Government (U.S.), or obligations of agencies or instrumentalities thereof, which are backed by the full faith and credit of the U.S.

   The Plan invests in GICs and SICs which are subject to credit risk with respect to the insurance companies. The potential credit risk of the GICs and SICs as of December 31, 1996 is $12,311,107 and $2,385,212, respectively. The potential credit risk for the SICs represents the difference between the fair value of the SIC assets in the trust and the contract value. The Plan provisions set investment guidelines addressing investment diversification, quality, maturity and performance standards prescribed to mitigate the potential credit risk.


2. Summary of Plan Provisions

   The following description of the Plan is provided for general information purposes only. Plan participants should refer to the Plan document for a more complete description of the Plan's provisions.

   General:   The  Plan  is  a  defined contribution  plan of Entergy
   Corporation and Subsidiaries subject to the provisions of ERISA. The ERISA provisions set forth the requirements for participation,
   vesting of  benefits,  fiduciary  conduct  for  administering   and
   handling Plan assets, and for disclosure of Plan information.

   Eligibility: At December 31, 1996, the Plan was available to all employees of Entergy Corporation and its subsidiary companies (System) who satisfy a six-month System service requirement. All current collective bargaining units except for active River Bend Steam Electric Generating Station (River Bend) bargaining employees of Entergy Operations, Inc. as of October 1, 1995 participate in the Plan.

   Contributions: Contributions made by or on behalf of participants are deposited with Hibernia National Bank in New Orleans as Trustee for the Plan. Participants may elect to contribute, through payroll deductions, one to six percent of their base salary (basic). The employing System company will make matching contributions to the Plan in an amount equal to fifty percent of a participant's basic contribution (matching). Participants may contribute an additional one to ten percent of their base salary (supplemental) for which there are no matching contributions. Basic and supplemental contributions may be made on a before-tax basis (401(k) contributions), an after-tax basis, or a combination of both. Contributions are monitored and limited by federal tax legislation. The limit for the 1996 401(k) contribution was $9,500 per participant.

   The Plan provides that certain taxable amounts received by an employee which originated from an employee benefit plan qualified under Section 401(a) of the Code may be accepted under the Plan as rollover contributions (Rollover). Prior to January 1, 1987, the Plan accepted tax-deductible (IRA-type) contributions as System Individual Retirement Account (SIRA) contributions and continues to maintain such accounts under the Plan until distribution.

   Investments: Matching contributions made on behalf of participants are invested by the Trustee in the Entergy Corporation Stock Fund. Participant contributions are invested as directed by participants in accordance with the Plan's investment options. Earnings on participant contributions are allocated based on participants' account balances as of the first day of each month.

   On July 6, 1994, the Board amended the Plan, effective January 1, 1995, by adding the Acorn Fund as a new investment option.

   Upon enrollment in the Plan, a participant may direct contributions to any of the following seven investment options:

          Entergy Corporation Stock Fund - Funds are invested in common stock of Entergy Corporation.

          Stable Income Fund - Funds are invested in high-quality, fixed-income securities managed by Standish, Ayer &
          Wood.    In  addition,  the  Fund  invests  in   various
          investments which include stable value portfolios managed by T. Rowe Price and American Express, and investment contracts with insurance companies offering a specified annual interest rate over a stated period of time. Investments in the T. Rowe Price stable value fund include SICs, as well as high quality GICs. SICs are similar to GICs in that they can be issued by banks and insurance companies and provide a stable asset value and book value of payments upon certain events.

          Balanced Fund - Funds are invested in a mix of common stocks that are similar to the Standard & Poor's 500 and fixed-income securities.

          Stock Income Fund - Funds are invested in the common stocks of large, well-established companies whose dividends are higher than the average dividends of companies that make up the Standard & Poor's 500.

          Stock Index Fund - Funds are invested in a portfolio of common stocks intended to reflect the U.S. stock market. The portfolio seeks to match the Wilshire 5000 Index, an index of all regularly and publicly traded U.S. stocks.

          Stock  Growth  Fund - Funds are invested in  the  common
          stocks   of   large,  well-established  companies   with
          favorable growth potential.

          Acorn Fund - The funds are invested in common stocks  of
          small    and    medium   sized   companies,    including
          international companies.


   As of December 31, 1996, the Plan had the following number of participants in each investment option:

                                                 Number of
                                                Participants

          Entergy Corporation Stock Fund           3,995
          Stable Income Fund                       9,496
          Balanced Fund                            2,855
          Stock Income Fund                        5,552
          Stock Index Fund                         3,586
          Stock Growth Fund                        4,625
          Acorn Fund                               3,016

   Vesting: Amounts contributed by participants are fully vested at all times. Participants become fully vested in the matching account upon completion of five years of System service except for all Entergy Gulf States employees who were eligible to participate in the Gulf States Utilities Company Employees' Thrift Plan before January 1, 1995, and who transferred into the Plan as of January 1, 1995, continued to be immediately vested in all past and future matching contributions.

   Plan termination: Although it has not expressed any intent to do so, the System has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of a Plan termination, participants would receive the total value of their accounts, determined as of the date of termination.

   In-Service  withdrawals:   While employed,  participants  may,  with
   certain restrictions, withdraw all or a portion of the value of their basic and supplemental contributions after-tax, Rollover, and SIRA accounts. Such withdrawals may include all or a portion of the value of their basic and supplemental before-tax accounts if the participant has attained age 59-1/2. These withdrawals may be subject to a ten percent premature distribution tax unless the
   participant is age  59-1/2  or  older.   The Plan also has a financial
   hardship  withdrawal provision.

   Loans to participants: The Plan has a loan provision whereby participants who are actively employed may borrow an amount from their eligible account(s) based on the balance of such account(s). The amount borrowed is deducted from the participant's eligible account(s) and repaid with interest in accordance with an established schedule. If a participant with an outstanding loan separates from service, the remaining principal balance of the loan is treated as a taxable distribution to the participant unless the amount is repaid in full within a specified period from the date of separation.

   Distributions upon separation from service: Upon leaving a System company, participants become eligible to receive a single-sum distribution of the entire vested value of the Plan accounts. There are certain provisions regarding deferral of distributions, installment distributions for certain retirees and disabled participants, minimum account balances, and mandatory distributions.

   Asset value per unit: The number of units and net asset value per unit for the funds as of December 31, 1996 and December 31, 1995 were as follows:

                                           1996          1995
          Entergy Corporation Stock Fund:
          Number of Units               10,208,842   10,547,333
          Net Asset Value per unit          $27.80       $29.33

          Stable Income Fund:
          Number of Units               45,390,434   52,394,931
          Net Asset Value per unit           $5.77        $5.45

          Balanced Fund:
          Number of Units               21,644,851   16,093,095
          Net Asset Value per unit           $1.38        $1.31

          Stock Income Fund:
          Number of Units                8,999,982    8,803,045
          Net Asset Value per unit          $10.10        $8.46

          Stock Index Fund:
          Number of Units               22,478,489   14,281,442
          Net Asset Value per unit           $1.58        $1.41

          Stock Growth Fund:
          Number of Units               35,878,105   25,719,264
          Net Asset Value per unit           $1.62        $1.45

          Acorn Fund:
          Number of Units               30,510,644   24,754,051
          Net Asset Value per unit           $1.47        $1.23


   Inactive  accounts:   Participants are allowed, under the provisions
   of the Plan, to defer receipt of their vested account balance upon separation from the Plan until age 70-1/2. The amount to such participants was $164,302,994 at December 31, 1996.

   Forfeitures: Upon termination of employment for reasons other than retirement, disability, or death, the portion of the employee's account in which he/she is not vested at the time of termination shall be forfeited and credited to the Plan Forfeiture Account. Contributions forfeited for the years ended December 31, 1996 and 1995 were $195,650 and $182,176, respectively.

   Plan  amendments:   Effective January 1,  1995,  the  dividend  pass
   through feature was added to the Plan allowing eligible participants to either receive a cash distribution of their Entergy common stock dividend held in the Company Match Account or reinvest it in the Plan. Eligible participants include all participants who are vested in their Company Account.

   Effective March 1996, a new diversification feature was added to the Plan. Under the Plan, Company-matching contributions are invested in Entergy common stock and generally can not be moved to other Plan investment funds. However, the new diversification feature allows participants to transfer a portion of their matching contributions into other Plan investment funds if they are at least 55 years of age and have 10 years of participation in the Plan. (Years of participation in the Gulf States Utilities Company Employees' Thrift Plan also count for this purpose).

   Other:    The   following  represents  investments  in   excess   of
   five percent of the current value of net assets available for benefits as of December 31, 1996 and 1995:

   Investment                 December 31, 1996   December 31, 1995

   Entergy Common Stock         $282,019,260         $308,509,490


3.Entergy Corporation - Gulf States Utilities Company Merger

   On December 31, 1993, Entergy Corporation and Gulf States Utilities Company (Entergy Gulf States, Inc.) consummated their merger.
   Entergy Gulf States, Inc. became a wholly owned subsidiary of Entergy Corporation. On May 5, 1994, the Board of Directors of Entergy Corporation approved the combination of the Plan and the Gulf States Utilities Company Employees' Thrift Plan.

   On January 1, 1995, the non-bargaining employees of Entergy Gulf States began making new contributions to the Plan. In April 1995, the non-bargaining employees' and inactive participants' assets were transferred from the Gulf States Utilities Company Employees' Thrift Plan to the Plan. Bargaining unit employees of Entergy Gulf States, other than River Bend, joined the Plan on October 1, 1995 and their assets were transferred in October 1995. The River Bend bargaining unit elected to remain in the Gulf States Utilities Company Employees' Thrift Plan. During 1995, the Plan received $71,777,638 in cash and $39,867,964 in securities from the Gulf States Utilities Company Employees' Thrift Plan.

   During 1996, the Plan received the outstanding loan balance from the Gulf States Utilities Company Employees' Thrift Plan for bargaining unit employees of Entergy Gulf States, other than River Bend.

4. Subsequent Event

   On May 23, 1996, the Entergy Employee Benefits Committee approved the decision to appoint T. Rowe Price Trust Company as the Plan Trustee and
   T. Rowe Price Retirement Plan Services, Inc. as the Plan Recordkeeper, effective January 1, 1997. As of December 28, 1996, securities within various funds had been converted to cash and temporary cash investments, based on T. Rowe Price's recommendations, in order to transition from one trustee to another in a cost effective manner. On January 2, 1997, cash and temporary cash investments were converted to mutual funds by T. Rowe Price Trust Company.

              SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES
           Item 27a - Schedule of Assets Held for Investment Purposes
                                December 31, 1996

                        E.I.N. 13-5550175 (Plan No. 003)

                                                          Number                    Current
Description                                             of Shares      Cost          Value

Cash and temporary cash investments                         ___    $243,544,633   $243,544,633
                                                                   ------------   ------------
Equity securities:

Entergy Corporation common stock, $.01 par *
                                                       10,208,842  $198,330,470   $282,019,260
                                                                   ============   ============
Other equity securities:

BALANCED FUND:

Abbott Labs                                                 4,800      $190,495       $243,600
Albertsons, Inc.                                            1,300        41,349         46,312
American Express Company                                    2,600       100,086        146,900
American Intl Group Inc.                                    1,000        98,370        108,250
Amgen Inc.                                                  1,100        61,626         59,812
Amoco Corp.                                                   400        28,958         32,250
Anadarko Pertroleum Corp.                                   1,800        85,983        116,550
AT&T Corp.                                                 10,300       435,531        446,762
Atlantic Richfield Corp.                                    1,400       169,753        185,500
Avery Dennison Corp. Com.                                   1,800        52,555         63,675
Baker Hughes Inc                                              800        16,720         27,600
Banc One Corp.                                              2,200        69,875         94,600
BankAmerica Corp.                                           1,100        64,621        109,725
Barnett Banks Inc.                                          1,100        25,716         45,237

* Denotes a party-in-interest to the Plan

              SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES
           Item 27a - Schedule of Assets Held for Investment Purposes
                                December 31, 1996

                        E.I.N. 13-5550175 (Plan No. 003)

                                                          Number                    Current
Description                                             of Shares      Cost          Value
BellSouth Corp. Com.                                        5,000      191,875        202,500
Boeing Company                                              2,400      190,005        255,600
Bristol-Myers Squibb Comp.                                  3,800      277,626        414,200
British Telecommunications Plc. ADR Final Inst.             1,600       85,280        109,800
Chevron Corp.                                               1,800      105,711        117,000
Chrysler Corp.                                              3,800      113,329        125,400
Cigna Corp.                                                 2,900      302,383        396,212
Columbia/HCA Healthcare Corp.                               2,400       76,459         97,800
Compaq Computer Corp. Com.                                    800       43,791         59,500
Computer Assoc. Intl Inc. Company                           1,400       86,478         69,650
Conagra Inc.                                                1,800       78,186         89,550
Consolidated Natural Gas Company                            1,200       59,424         66,300
Cooper Inds Inc.                                              600       23,562         25,275
Crown Cork & Seal Inc. Company                              1,400       59,703         76,125
CSX Corp. Com.                                              2,900      144,036        122,525
Dana Corp.                                                  1,300       35,393         42,412
Dean Witter Discover & Co.                                  2,800      142,800        185,500
Dell Comp. Corp. Company                                      600       29,363         31,875
Disney Walt Company                                         2,000      122,290        139,500
Dover Corp. Company                                         1,200       54,700         60,600
Du Pont E I DeNemours & Company                             3,600      332,226        338,850
Eastman Kodak Company                                         900       52,282         72,225
Federated Dept. Stores Inc. Del.                            1,800       49,423         61,425
First Bank System Inc.                                      1,400       72,981         95,550
First Union Corp.                                             800       51,116         59,200
Fleet Financial Group Inc.                                  2,200       85,521        109,725
Ford Motor Company                                          4,800      174,387        154,800
Fruit of the Loom Inc. Cl A                                 1,000       27,420         37,875
General Electric Comp.                                      3,800      248,602        375,725

              SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES
           Item 27a - Schedule of Assets Held for Investment Purposes
                                December 31, 1996

                        E.I.N. 13-5550175 (Plan No. 003)

                                                          Number                    Current
Description                                             of Shares      Cost          Value

General Instr. Corp. New Com.                               1,400       33,978         30,450
General Motors Corp.                                        3,600      189,247        200,700
General Re Corp. Company                                    1,300      193,251        205,075
Gillette Company                                            1,900      139,485        147,725
Glaxo Welcome Plc. Spon. Adr.                               2,400       74,710         76,200
Goodyear Tire & Rubber Co. Com.                               300       12,040         15,412
GTE Corp. Company                                           3,200      117,187        145,200
Guidant Corp. Com.                                            600       28,137         34,200
Halliburton Co. Company                                       100        4,027          6,025
Hercules Inc.                                               1,800       88,303         77,850
Hewlett Packard Co. Inc.                                    1,300       65,205         65,325
HFS Inc.                                                    1,500       92,655         89,625
Hilton Hotels Corp. Company                                 2,300       62,353         60,375
Home Depot                                                  3,400      151,479        170,425
IBM Corp. Company                                           1,700      201,321        257,550
Imperial Oil Ltd. New                                       1,300       45,501         61,100
Ingersoll Rand Company                                      1,000       43,520         44,500
Intel Corp.                                                 2,600      163,233        340,439
ITT Corp. New Com.                                          1,700       95,884         73,737
ITT Hartford Group Inc.                                     1,400       78,015         94,500
Johnson & Johnson                                           6,900      231,638        343,275
Kerr McGee Corp.                                              600       37,512         43,200
Kimberly Clark Corp.                                        2,200      164,115        209,550
Komag Inc. Company                                          1,200       37,523         32,550
Liz Claiborne Inc. Company                                  1,700       61,022         65,662
Lowes Cos. Inc. Company                                     2,000       71,061         71,250
Lucent Technologies Inc. Company                            3,100      157,216        143,375
Marsh & McLennan Cos Inc.                                   2,300      194,301        239,200
MCI Communications                                          2,700       76,101         88,258

              SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES
           Item 27a - Schedule of Assets Held for Investment Purposes
                                December 31, 1996

                        E.I.N. 13-5550175 (Plan No. 003)

                                                          Number                    Current
Description                                             of Shares      Cost          Value
Merck & Company Inc.                                        2,600      126,685        207,025
Millipore Corp.                                               900       27,402         37,237
Minnesota Mng. & Mfg. Company                                 600       38,036         49,800
Mobil Corp.                                                   400       38,295         48,900
Monsanto Co. Com.                                           1,800       72,261         69,975
Morton International Inc.                                   3,500      124,913        142,625
NationsBank Corp.                                           2,600      248,527        254,150
Nike Inc. Cl B                                                900       45,600         54,000
Northwest Airlines Corp. Cl A                                 300       13,238         11,738
Panenergy Corp. Company                                     2,600       58,561        117,000
Pfizer Inc.                                                   600       41,831         49,800
Philip Morris Cos. Inc.                                     1,100       59,309        124,300
Phillip Petroleum Co.                                       6,300      227,881        278,775
Pitney Bowes Inc. Company                                   2,600      129,584        142,350
PPG Inds. Inc. Company                                      2,400      123,973        134,700
Price/Costco Inc.                                           3,400       56,188         85,425
Raychem Corp. Company                                         900       62,206         72,113
Raytheon Comp.                                                500       17,232         24,063
Revelon Inc. Cl A                                           1,800       57,636         53,775
Sara Lee Corp.                                              2,100       53,122         78,225
SBC Communication Inc.                                      2,100      103,992        108,938
Schering Plough Corp.                                         900       34,393         58,275
Smithline Beecham Plc. Adr. Repstg. Ord. A                  1,200       76,974         81,600
Sprint Corp.                                                  900       24,894         35,888
Staples Inc.                                                5,400      102,391         97,540
Tenneco Inc.                                                  200        8,071          9,025
Texaco Inc. Company                                         2,700      218,604        264,938
Texas Utils. Company                                        5,500      223,694        224,125
Textron Inc.                                                1,000       91,020         94,250

              SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES
           Item 27a - Schedule of Assets Held for Investment Purposes
                                December 31, 1996

                        E.I.N. 13-5550175 (Plan No. 003)

                                                          Number                    Current
Description                                             of Shares      Cost          Value
Toys R Us Inc.                                              4,200      116,400        125,475
Trinity Inds. Inc.                                            300       10,056         11,250
Unicom Corp. Company                                        1,600       43,032         43,400
Unilever NY NY SHS                                          1,000      166,770        175,250
United Technologies Corp. Company                           4,800      273,569        318,000
Unocal Corp. Company                                        4,400      143,426        179,300
UST Inc.                                                    2,000       54,974         64,750
Wal-Mart Stores Inc.                                        8,600      198,112        195,650
Warnaco Group Inc. Cl A                                     2,500       56,375         74,063
Webb Del Corp.                                                100        1,452          1,638
Whitman Corp. Company                                       1,100       17,312         25,163
Xerox Corp.                                                 2,300       95,549        121,038
                                                                   -----------    -----------
Subtotal Balanced Fund:                                            $11,351,550    $13,497,737
                                                                   -----------    -----------
STOCK INCOME FUND:

Alltel Corp.                                               34,000     $851,871     $1,066,750
American General Corp.                                     28,600      909,907      1,169,025
American Home Products Corp.                               34,200    1,343,722      2,004,975
AMP Inc. Com                                               25,300    1,009,234        970,888
Anheuser Busch Cos. Inc. Com.                              21,200      879,104        848,000
Armstrong World Inds. Inc. Com.                            17,200      981,451      1,195,400
Bank of Boston Corp.                                       26,600    1,120,798      1,709,050
Baxter Intl. Inc. Com.                                     65,900    2,830,878      2,701,900
Bell South Corp.                                           25,800      955,471      1,044,900
British Pete Ltd. Amer. Sh.                                12,740    1,308,812      1,801,118
Chase Manhattan Corp. New Com.                             22,100    1,543,295      1,975,188
Conrail Inc.                                               11,482      815,754      1,143,894

              SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES
           Item 27a - Schedule of Assets Held for Investment Purposes
                                December 31, 1996

                        E.I.N. 13-5550175 (Plan No. 003)

                                                          Number                    Current
Description                                             of Shares      Cost          Value
E.I. DuPont De Nemours & Co.                               25,500    1,390,487      2,400,188
Eaton Corp.                                                 6,800      395,794        474,300
Ford Motor Company Del.                                    25,100      790,009        809,475
General Motors Corp. Com.                                  16,500      891,924        919,875
Georgia Pac. Corp. Com.                                    11,500      883,289        828,000
GTE Corp.                                                  26,000    1,014,266      1,179,750
H. J. Heinz, Co.                                           43,600    1,353,649      1,558,700
Hubble Inc. CL B                                           10,500      410,240        454,125
J. C. Penney, Inc.                                         19,700      795,493        960,375
May Department Stores Co.                                  26,500    1,099,082      1,238,875
McGraw Hill, Inc.                                          61,700    2,237,868      2,845,912
Mellon Bk. Corp. Com.                                      21,300    1,372,406      1,512,300
Minnesota Mining & Manufacturing Co.                       14,900      667,006      1,236,700
Mobil, Corp.                                               16,200    1,706,530      1,980,450
Pharmacia & Upjohn, Inc.                                   49,800    2,055,771      1,973,325
Philip Morris Cos Inc.                                     23,300    1,685,608      2,632,900
Reynolds Metals Co. Com.                                   13,700      776,131        772,337
RJR Nabisco Holdings Corp.                                 36,880    1,104,838      1,253,920
Signet Bkg. Corp.                                          14,600      425,757        448,950
SmithKline Beechman PLC ADR                                34,700    1,346,640      2,359,600
Tambrands Inc. Com.                                        21,200      946,787        866,550
Texaco, Inc.                                               20,000    1,982,408      1,962,500
U.S. Bancorp Ore.                                          11,800      326,884        530,268
Union Pacific Corp.                                        34,500    1,550,217      2,074,312
USX Marathon Group                                         70,800    1,599,200      1,690,350
Warner Lambert Co.                                         26,800      944,707      2,010,000
Witco Corp.                                                29,700      703,081        905,850
                                                                   -----------    -----------
Subtotal  Stock Income Fund                                        $45,006,369    $55,510,975
                                                                   -----------    -----------

              SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES
           Item 27a - Schedule of Assets Held for Investment Purposes
                                December 31, 1996

                        E.I.N. 13-5550175 (Plan No. 003)

                                                          Number                    Current
Description                                             of Shares      Cost          Value

STOCK INDEX FUND:

Wells Fargo Institutional Trust Co.                    23,634,131  $23,964,934    $23,634,131
                                                                   -----------    -----------
STOCK GROWTH FUND:

3 Com Corp.                                                19,800     $908,918     $1,452,825
Ascend Communications Inc., Com.                            9,200      629,714        571,550
Chase Manhattan Corp.                                      11,100      797,258        992,062
Cisco Systems Inc.                                         21,200      575,196      1,348,850
Corporate Express Inc.                                     19,100      629,885        562,266
CUC Intl Inc.                                              33,825      661,804        820,256
Electronic Data System Corp. New                           16,600      835,449        717,950
Ericsson LM Tel Co.                                        24,900      523,780        751,681
Federal National Mortgage Assn.                             6,900      158,835        259,612
First Data Corp.                                           16,600      460,758        605,900
Gap Inc. Com.                                              11,200      334,192        337,400
Hewlett Packard Company                                    24,500      912,436      1,231,125
Home Depot                                                 18,900      863,328        947,363
IBM Corp. Com.                                              3,200      417,192        484,800
Intel Corp.                                                15,400      883,165      2,016,445
Johnson & Johnson                                          18,700      849,559        930,325
Kimberly Clark Corp. Com.                                   9,400      692,672        895,350
Kohls Corp.                                                20,400      524,842        800,700
Lilly Eli & Company                                        13,000      575,651        949,000
Merck & Co. Inc.                                            9,200      730,532        732,550
Microsoft Corp.                                            16,600      657,991      1,371,575
Nike Inc. CLB                                              12,500      568,988        750,000
Pepsico Inc.                                               21,900      563,341        640,575

              SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES
           Item 27a - Schedule of Assets Held for Investment Purposes
                                December 31, 1996

                        E.I.N. 13-5550175 (Plan No. 003)

                                                          Number                    Current
Description                                             of Shares      Cost          Value
Pfizer Inc.                                                14,000      912,498      1,162,000
Schlumberger Ltd.                                           8,600      674,124        858,925
Smithkline Beechman                                        12,400      584,477        843,200
UNUM Corp. Com.                                            11,500      737,668        830,875
Vodafone Group Plc.                                        14,300      523,799        591,663
Walt Disney Co.                                            18,900    1,063,040      1,318,275
                                                                   -----------    -----------
Subtotal Stock Growth Fund                                         $19,251,092    $25,775,098
                                                                   -----------    -----------

Total other equity securities:                                     $99,573,945   $118,417,941
                                                                   ===========   ============

Fixed income securities:

U. S. Treasury & Government Agency Securities:

BALANCED FUND:

FNMA (6.36% due 08/16/00)                                 270,000     $269,409       $270,802
FNMA (6.50% due 05/01/11)                                 250,678      243,471        246,056
FNMA (6.50% due 04/01/11)                                 248,158      241,876        243,582
FNMA (7.00% due 04/01/26)                                 100,401       97,483         98,173
GNMA Pool 0337051 (7.50% due 04/15/23)                    195,892      195,126        196,808
GNMA Pool 0362122 (8.00% due 10/15/23)                    152,932      155,824        156,849
GNMA Pool 0366318 (7.00% due 08/15/23)                    117,571      114,338        115,513
U.S. Treasury Note (13.875% due 5/15/11)                  190,000      294,841        286,841
U.S. Treasury Note (11.625% due 11/15/04)                  20,000       27,443         26,406
U.S. Treasury Note (8.125% due 8/15/21)                   350,000      398,679        406,329

              SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES
           Item 27a - Schedule of Assets Held for Investment Purposes
                                December 31, 1996

                        E.I.N. 13-5550175 (Plan No. 003)

                                                          Number                    Current
Description                                             of Shares      Cost          Value
U.S. Treasury Note (7.50% due 11/15/01)                 1,310,000    1,385,538      1,378,984
U.S. Treasury Note (7.50% due 05/15/02)                 1,010,000    1,080,937      1,067,913
U.S. Treasury Note (7.250% due 08/15/04)                1,080,000    1,153,224      1,136,700
U.S. Treasury Note (7.875% due 11/15/04)                  150,000      158,008        163,687
U.S. Treasury Note (7.50% due 02/15/05)                 1,175,000    1,275,396      1,256,698
U.S. Treasury Note (6.125% due 9/30/00)                   790,000      791,802        789,502
                                                                    ----------     ----------
Subtotal U.S. Treasury and Government Agency Securities             $7,883,395     $7,840,843
                                                                    ==========     ==========
Guaranteed investment contracts:
                                       Interest Rate  Maturity Date
STABLE INCOME FUND:

Provident Life & Accident Ins.             5.53%         9/30/97    $4,058,675     $4,058,675
Allmerica Financial                        5.42%         9/30/97     4,053,035      4,053,035
Continental Assurance Company              5.72%         3/31/97     4,199,397      4,199,397
                                                                   -----------    -----------
    Total guaranteed investment contracts                          $12,311,107    $12,311,107
                                                                   ===========    ===========
Synthetic investment contract (SIC) trust assets:

STABLE INCOME FUND:

Money market funds:

Fidelity Institutional Cash Treasury Portfolio 2B                  $ 1,041,822    $ 1,041,822

              SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES
           Item 27a - Schedule of Assets Held for Investment Purposes
                                December 31, 1996

                        E.I.N. 13-5550175 (Plan No. 003)

                                                          Number                    Current
Description                                             of Shares      Cost          Value
Government obligations:

Fed NATL MTG ASSN MTN (8.625% due 06/30/04)             1,200,000    1,374,000      1,335,348
Federal Home LN BKS CONS NTS (7.555% due 02/27/00)      8,800,000    9,438,000      9,227,592
Federal Home LN MTG CORP DEB (6.55% due 04/19/99)       9,560,000    9,738,503      9,661,814
Federal NATL MTG ASSN DEB (8.10% due 08/12/19)          2,000,000    2,275,625      2,243,100
Federal NATL MTG ASSN DEB (8.90% due 06/12/00)          3,700,000    4,106,172      3,999,478
GNMA Pool 0312859 (8.50% due 01/15/22)                    326,088      341,068        341,578
GNMA Pool 0314529 (6.00% due 01/15/24)                    338,726      319,302        315,757
GNMA Pool 0317516 (8.50% due 02/15/22)                    217,443      227,432        227,772
GNMA Pool 0317696 (8.50% due 02/15/22)                    276,092      288,775        289,206
GNMA Pool 0318023 (8.50% due 05/15/22)                    341,556      357,246        356,605
GNMA Pool 0320837 (8.50% due 04/15/22)                    354,387      370,666        371,220
GNMA Pool 0323079 (8.50% due 05/15/22)                    365,426      382,213        382,784
GNMA Pool 0336918 (8.50% due 12/15/22)                    308,237      322,396        321,818
GNMA Pool 0339175 (8.50% due 01/15/23)                     30,408       31,805         31,748
GNMA Pool 0340414 (8.50% due 12/15/22)                    422,241      441,638        442,297
GNMA Pool 0341924 (8.50% due 05/15/23)                     47,764       49,958         49,868
GNMA Pool 0342527 (7.50% due 02/15/23)                     35,235       35,604         35,400
GNMA Pool 0342841 (8.50% due 12/15/22)                    444,063      464,462        465,156
GNMA Pool 0342846 (9.00% due 01/15/23)                    242,430      256,142        258,413
GNMA Pool 0344570 (6.00% due 12/15/23)                    276,533      260,675        257,781
GNMA Pool 0344710 (8.50% due 02/15/23)                     37,787       40,569         40,496
GNMA Pool 0347713 (6.50% due 01/15/24)                    237,858      230,276        228,270
GNMA Pool 0349384 (7.50% due 06/15/23)                     83,206       84,077         83,595
GNMA Pool 0353245 (8.50% due 04/15/23)                     36,468       38,143         38,075
GNMA Pool 0354361 (7.50% due 04/15/23)                     87,378       88,293         87,787
GNMA Pool 0354710 (6.00% due 12/15/23)                    275,751      259,939        257,053
GNMA Pool 0355015 (6.50% due 01/15/24)                     85,014       82,304         81,587
GNMA Pool 0357966 (6.00% due 12/15/23)                    326,538      307,813        304,396
GNMA Pool 0359638 (6.00% due 12/15/23)                    201,093      189,562        187,457
GNMA Pool 0359978 (6.00% due 01/15/24)                    122,306      115,292        114,280
GNMA Pool 0364488 (6.50% due 01/15/24)                    386,864      374,533        371,269
GNMA Pool 0365444 (7.50% due 09/15/25)                     42,034       42,474         42,073
GNMA Pool 0366144 (8.00% due 07/15/25)                    355,949      367,629        363,399
GNMA Pool 0366710 (6.50% due 02/15/24)                  1,125,794    1,089,910      1,080,414
GNMA Pool 0372172 (9.00% due 11/15/24)                     22,992       24,292         24,335
GNMA Pool 0372358 (7.50% due 06/15/26)                    237,635      232,511        237,709
GNMA Pool 0372951 (6.00% due 01/15/24)                    239,212      225,495        222,991
GNMA Pool 0375103 (6.00% due 04/15/24)                    241,879      228,009        225,477
GNMA Pool 0375870 (6.50% due 03/15/24)                     96,135       93,071         92,260
GNMA Pool 0376894 (6.50% due 03/15/24)                  1,296,575    1,255,247      1,244,311
GNMA Pool 0381437 (6.00% due 01/15/24)                    279,712      263,672        261,357
GNMA Pool 0387064 (8.00% due 07/15/25)                    712,317      735,690        727,226
GNMA Pool 0387187 (6.50% due 02/15/24)                  1,444,563    1,398,518      1,386,333
GNMA Pool 0390328 (8.50% due 02/15/25)                    265,389      277,580        275,256
GNMA Pool 0390625 (9.00% due 06/15/24)                     50,986       53,869         54,076
GNMA Pool 0390628 (9.00% due 07/15/24)                     64,757       68,420         68,683
GNMA Pool 0391605 (8.00% due 05/15/24)                    636,181      642,941        650,095
GNMA Pool 0392442 (8.00% due 07/15/24)                    102,770      103,861        105,017
GNMA Pool 0393816 (7.50% due 07/15/25)                     32,310       32,649         32,340
GNMA Pool 0394224 (8.00% due 04/15/25)                     22,232       22,468         22,718
GNMA Pool 0394783 (8.00% due 07/15/25)                     21,426       22,129         21,894
GNMA Pool 0400102 (7.00% due 02/15/26)                    487,869      463,933        477,194
GNMA Pool 0400883 (8.00% due 07/15/25)                  1,055,666    1,090,305      1,077,761
GNMA Pool 0402013 (9.00% due 12/15/24)                    175,035      184,936        184,879
GNMA Pool 0402149 (8.00% due 07/15/25)                    233,949      241,626        238,846
GNMA Pool 0403923 (8.00% due 07/15/24)                    500,780      506,100        511,732
GNMA Pool 0405597 (8.00% due 03/15/26)                     55,553       56,144         56,664
GNMA Pool 0407187 (8.00% due 04/15/25)                    737,392      745,227        752,826
GNMA Pool 0408788 (7.00% due 08/15/25)                  1,160,592    1,148,170      1,135,929
GNMA Pool 0409485 (8.00% due 07/15/25)                    194,324      200,700        198,391
GNMA Pool 0409511 (7.50% due 09/15/25)                     46,946       47,437         46,989
GNMA Pool 0409912 (8.00% due 07/15/25)                    833,539      860,889        850,985
GNMA Pool 0409924 (7.00% due 08/15/25)                  1,148,952    1,136,655      1,124,537
GNMA Pool 0412044 (8.00% due 07/15/25)                     77,864       80,419         79,494
GNMA Pool 0412478 (7.50% due 08/15/25)                    401,614      396,217        401,361
GNMA Pool 0413401 (8.00% due 07/15/25)                    171,580      177,210        175,171
GNMA Pool 0414564 (7.50% due 08/15/25)                    474,934      479,906        475,376
GNMA Pool 0416123 (7.50% due 01/15/26)                    320,767      316,457        321,668
GNMA Pool 0417290 (7.00% due 03/15/26)                     92,890       88,333         90,858
GNMA Pool 0418828 (7.50% due 10/15/25)                    755,128      763,034        755,831
GNMA Pool 0418836 (7.50% due 10/15/25)                    880,464      889,682        881,283
GNMA Pool 0419341 (7.50% due 12/15/25)                    326,203      321,820        326,507
GNMA Pool 0421167 (7.50% due 02/15/26)                    356,760      349,068        357,092
GNMA Pool 0421473 (7.00% due 06/15/26)                    492,807      468,629        482,025
GNMA Pool 0421739 (7.50% due 06/15/26)                    419,866      412,518        419,996
GNMA Pool 0422305 (7.00% due 02/15/26)                     93,348       88,768         91,306
GNMA Pool 0423558 (7.50% due 05/15/26)                    314,854      308,065        314,952
GNMA Pool 0423781 (7.50% due 05/15/26)                    277,156      271,180        277,242
GNMA Pool 0424000 (7.50% due 09/15/26)                    367,018      360,596        367,132
GNMA Pool 0780006 (8.50% due 11/15/24)                    474,696      496,502        494,353
GNMA Pool 0780029 (9.00% due 11/15/24)                    640,420      676,644        685,845
GNMA Pool 0780162 (8.50% due 06/15/25)                    650,291      680,164        675,484
U.S. Treasury Bonds (11.25% due 02/15/15)                 700,000    1,057,328      1,033,704
U.S. Treasury Bonds (7.625% due 02/15/25)               1,000,000    1,133,438      1,110,780
U.S. Treasury Notes (5.50% due 09/30/97)                1,010,000    1,002,748      1,009,838
U.S. Treasury Notes (5.625% due 01/31/98)               2,600,000    2,583,750      2,598,778
U.S. Treasury Notes (5.75% due 08/15/03)                2,900,000    2,789,422      2,813,000
U.S. Treasury Notes (5.75% due 09/30/97)                1,000,000      998,828      1,001,720
U.S. Treasury Notes (5.875% due 11/15/05)               1,000,000      982,812        964,220
U.S. Treasury Notes (6.125% due 09/30/00)               4,400,000    4,428,531      4,397,228
U.S. Treasury Notes (6.50% due 08/15/05)                  600,000      638,906        603,846
U.S. Treasury Notes (6.50% due 10/15/06)                1,000,000    1,029,160      1,005,470
U.S. Treasury Notes (6.875% due 07/31/99)               4,425,000    4,561,909      4,514,871
U.S. Treasury Notes (7.00% due 07/15/06)                2,800,000    2,958,812      2,908,948
U.S. Treasury Notes (7.25% due 08/15/04)                1,000,000    1,068,125      1,052,500
U.S. Treasury Notes (7.50% due 05/15/02)                3,000,000    3,135,937      3,172,020
U.S  Treasury Notes (7.50% due 11/15/01)                2,500,000    2,605,078      2,631,650
                                                                    ----------     ----------
    Sub-total                                                   -   85,355,036     84,695,246

Non-government obligations:

Abbey National PLC (6.69% due 10/27/05)                   300,000      311,220        294,693
Alltel Corporation (6.75% due 09/15/05)                   950,000      975,156        939,930
American General Financial (6.70% due 06/29/97)         2,100,000    2,119,530      2,110,164
American Home Products Corporation (7.70% due 02/15/00)   300,000      316,050        311,079
AT&T Corporation (7.0% due 05/15/05)                      300,000      321,180        301,806
Australia & New Zealand Banking Group
(7.55% due 09/15/06)                                      500,000      499,240        514,720
Bankamerica Corporation (various rates due 02/03/97)      500,000      508,400        500,545
Boeing Company  (8.75% due 08/15/21)                    1,000,000    1,136,010      1,176,980
Chase Manhattan Corporation (7.38% due 06/15/97)        1,675,000    1,707,495      1,687,010
Citicorp (8.42% due 02/12/97)                             600,000      620,580        601,470
Citizen Utilities Company (7.00% due 11/01/25)          1,000,000      933,110        957,380
Cox Communications Inc. (6.38% due 06/15/00)            1,000,000      994,910        993,990
Daimler-Benz (7.38% due 09/15/06)                       1,500,000    1,532,655      1,537,800
Dean Witter Discover & Company (6.00% due 03/01/98)       600,000      596,040        600,192
Eaton Corporation (8.90% due 08/15/06)                  1,500,000    1,753,560      1,677,555
Fleet Financial Group Incorporated (7.25% due 10/15/97) 1,675,000    1,713,190      1,690,427
Ford Motor Credit Corporation (6.63% due 06/30/03)      1,500,000    1,489,440      1,479,705
General Motors Acceptance Corporation
(5.63% due 02/01/99)                                      500,000      488,370        493,635
International Lease Financial Corporation
(5.60% due 04/01/97)                                      200,000      198,040        199,940
International Lease Financial Corporation
(5.50% due 04/01/97)                                      325,000      321,815        324,711
Lucent Technologies Inc. (6.90% due 07/15/01)             500,000      499,660        506,485
Morgan Stanley Group Inc. (7.32% due 01/15/97)            355,000      362,171        355,110
Morgan Stanley Group Inc. (5.65% due 06/15/97)            225,000      222,525        224,854
Motorola Incorporated (7.50% due 05/15/25)              1,000,000    1,049,150      1,033,780
Nationwide Mutual Life Insurance Co.
(7.50% due 02/15/24)                                    1,000,000      935,820        932,020
Nationwide Mutual Life Insurance Co.
(6.50% due 02/15/24)                                      500,000      495,100        485,200
Pacificorp (6.63% due 06/01/07)                         1,500,000    1,486,560      1,453,200
Public Service Electric & Gas (6.25% due 01/01/07)      1,000,000      984,740        940,470
Santander Financial (6.38% due 02/15/11)                1,000,000      944,230        919,920
Santander Financial (7.00% due 02/15/11)                  500,000      498,390        496,510
Sears Roebuck Acceptance Corporation
(6.75% due 09/15/05)                                    1,300,000    1,300,832      1,280,409
Smith Barney Holdings Inc. (6.00% due 03/15/97)         3,025,000    3,009,270      3,023,034
Transamerica Financial Corporation (6.75% due 01/15/98)   600,000      605,700        604,218
Zurich Reinsurance Center Holdings Inc.
(7.125% due 10/15/23)                                   1,050,000      989,668        990,024
                                                                  ------------   ------------
    Sub-total                                                   -   31,919,807     31,638,966
                                                                  ------------   ------------
    Total                                                         $118,316,665   $117,376,034
                                                                  ============   ============

              SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES
           Item 27a - Schedule of Assets Held for Investment Purposes
                                December 31, 1996

                        E.I.N. 13-5550175 (Plan No. 003)

                                                          Number                    Current
Description                                             of Shares      Cost          Value

Issuing agent's loss on guarantee of SIC (wrapper)                                  2,385,212
                                                                                 ------------
    Contract value of SIC                                                        $119,761,246
                                                                                 ============

Mutual Fund:

Stable Income Fund:

American Express Trust                                    332,566  $12,981,235    $14,122,430
                                                                   ===========    ===========

Other corporate securities:

STABLE INCOME FUND:

Norwest Financial Inc. Sr. Nt. (6.875% due 11/15/01)    1,125,000   $1,121,828     $1,119,499
                                                                    ==========     ==========
BALANCED FUND:

Atlantic Richfield Co. Deb.(8.75% due 03/01/32)            70,000     $ 88,119       $ 81,892
Chase Credit Crd. Master TR 95-3CLA (6.230% due 4/15/05)  110,000      109,897        108,418
Chase Credit Crd. Master TR 961 CLA (5.550% due 9/15/03)  100,000       99,953         97,093
Citibank Cr Crd Master TR I 961A (Zerocpn due 2/7/03)     170,000      127,189        130,793
Fleet Mortgage (6.125% due 08/15/97)                       50,000       47,909         50,030
Fletcher Challenge Inds. Gtd. Nt (9.0% due 9/15/99)       270,000      288,136        284,310
Ford Motor Credit Co (8.20% due 02/15/02)                 170,000      182,954        180,475
General Motors Accept. MTN Tr00773 (6.75% due 06/17/02)    80,000       79,491         79,832
General Motors Accpt. Corp. NT (9.625% due 12/01/00)      140,000      154,672        154,526

              SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES
           Item 27a - Schedule of Assets Held for Investment Purposes
                                December 31, 1996

                        E.I.N. 13-5550175 (Plan No. 003)

                                                          Number                    Current
Description                                             of Shares      Cost          Value
Green Tree Finl. Corp. MFD HSG (5.750% due 10/15/18)       90,000       85,894         87,946
Nations Bank Cr Crd S-93-2 A (6.00% due 12/15/05)         140,000      134,794        135,036
News Amer. Holdgs. (9.25% due 02/01/13)                    90,000      101,773        100,826
Prime Cr Card Mstr TR 96-1 CLA (6.70% due 07/15/04)       140,000      139,934        141,168
Railcar Tr No. 1992-1 (7.75% due 06/01/04)                103,689      107,869        108,641
Sears Cr Acct Mstr 95-5 CL A (6.05% due 01/15/08)          80,000       79,913         77,825
Sears Cr Acct Mstr 96-4 CL A (6.45% due 10/16/06)          70,000       69,703         69,845
                                                                    ----------     ----------
Subtotal Balanced Fund:                                             $1,898,200     $1,888,656
                                                                    ----------     ----------
Total other corporate securities                                    $3,020,028     $3,008,155
                                                                    ==========     ==========

Loans to participants (Bearing interest rates of prime
  +1% with terms of up to 20 years)                               $          -   $ 19,200,985
                                                                  ------------   ------------

Total Investments                                                 $695,961,478   $820,226,600
                                                                  ============   ============


                SAVINGS PLAN OF ENTERGY CORPORATION AND SUBSIDIARIES
                  ITEM 27 (d) - SCHEDULE OF REPORTABLE TRANSACTIONS
                        For the Year Ended December 31, 1996

                          E.I.N. 13-5550175 (Plan No. 003)

                                                              Selling or
                               Number of        Purchase      Redemption                  Gain/
Description of Transactions  Transactions      Price (1)       Price (1)   Cost (1)       (Loss)
Purchase Transactions

Fidelity U.S.
Treasury Portfolio II, B             1,018     $555,323,709




Selling Transactions

Fidelity U.S.
Treasury Portfolio II, B               659                   $301,923,551  $301,923,551          -


Acorn Fund                               3                    $42,006,429   $36,593,490   $5,412,939





(1)  Amounts include all fees incurred in connection with the transaction.

                               SIGNATURE


      The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the Employee Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                   SAVINGS PLAN OF ENTERGY
                                   CORPORATION AND SUBSIDIARIES


                                   By:  /s/ William O. VanAs
                                        William O. VanAs
                                           Director of
                                        Employee Benefits



Dated: June 30, 1997

               CONSENT OF INDEPENDENT ACCOUNTANTS

We consent to the incorporation by reference in the registration statement of Entergy Corporation on Form S-8 (File No. 33-54298) of our report dated June 20, 1997, on our audits of the financial statements and supplemental schedules of the Savings Plan of Entergy Corporation and Subsidiaries as of December 31, 1996 and 1995 and for the year ended December 31, 1996 which report is included in this Annual Report on Form 11-K.



COOPERS & LYBRAND L.L.P.

New Orleans, Louisiana
June 23, 1997